June 16, 2005

Room 4561

Urban von Euler
Chief Executive Officer
24Holdings Inc.
Cyberia House
Church Street, Basingstoke
Hampshire RG21 7QN
United Kingdom

	Re:	24Holdings Inc.
		Preliminary Information Statement on Schedule 14C
		Filed June 7, 2005
		File No. 0-22281

Dear Mr. von Euler:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the information statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.





General

1. Please expand your filing to disclose the rights of appraisal or similar rights of dissenters with respect to the sale of 24STORE to
Infinicom.  See Item 1 of Schedule 14C and Item 3 of Schedule 14A.

2. The disclosure in your 2004 Form 10-K indicates that you had
233
holders of record as of April 14, 2005. Please confirm that the current number of record holders is less than 300.

Proposed Action to Be Taken, page 1

3. You indicate that the company will sell InfiniCom certain intellectual property rights in exchange for GBP 350,000 "and an amount to be determined by the parties" at the closing of the 24STORE sale, with such sum to be paid through a set-off against all outstanding and contingent liabilities of the company to InfiniCom as of the closing of the sale. Please revise your disclosure to provide more specific information regarding the additional amount to be determined by the parties. For example, if you currently know what this amount is, you should disclose it. If you do not know the amount now, revise to disclose the amount of outstanding and contingent liabilities you currently owe InfiniCom.

4. We note that the proposed sale of InfiniCom`s stock in the company to Moyo Partners and R&R Biotech Partners LLC will result in a change of control of the company. Please revise to provide more specific disclosure regarding such change of control, including the beneficial ownership of the company`s executive officers, directors and principal stockholders following the sale of Infinicom`s stock in the company. Additionally, if any new directors will be appointed following Infinicom`s sale of company shares to Moyo Partners and R&R
Biotech, you should revise to provide all information required by
Item 401 of Regulation S-B.

 The Sale of Stock of 24Store

Reasons for Engaging in the Transaction, page 4

5. While your information statement merely indicates that it is the company`s belief that the proposed purchasers of Infinicom`s majority interest intend to cause the company to merge with or acquire an existing business, we note from the Form 8-K filed June 2, 2005 that such future merger is required in order for Infinicom to receive payment for its shares of the company. Please revise your information statement to disclose the material terms of the transaction between the company, Infinicom, Moyo Partners and R&R Biotech. Additionally, if any merger candidates have been identified or if you are aware of the types of businesses being considered, please revise to disclose this information as well.

Opinions, Reports and Appraisals, page 4

6. You indicate that the Tenon report was only one of many factors considered by the company in its evaluation of the sale of 24STORE stock. Please revise to disclose what the other factors were and how they affected the company`s decision to sell 24STORE.

7. Please revise to disclose who negotiated the sale on behalf of the company. In this regard, we note that Urban von Euler and Larsake Sandin are affiliated with both the company and Infinicom. Did other non-interested parties engage in the negotiations? Additionally, revise to provide a more detailed description of the negotiations and how they progressed over time. For example, disclose how and why the negotiations began and how the material terms of the agreement were determined.

8. We note that Tenon utilized an asset basis methodology because it
"is typically used to value under-performing or loss-making businesses, or high asset based companies." Please revise to disclose the basis for this statement. Additionally, revise to disclose whether Tenon considered recent sales of other comparable companies in its valuation and if not, why not.

Interests of Certain Persons in the Transaction, page 5

9. Please revise to indicate whether any of your executive officers or directors are affiliated with Moyo Partners or R&R Biotech.

Financial Data, page 5

10. Please revise your information statement to include unaudited financial statements of 24STORE for the periods required by Item 14 of Schedule 14A. See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.



								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal
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Mr. Urban von Euler
24Holdings Inc.
June 16, 2005
Page 1